EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 29, 2012
Fixed charges:
Interest expense*	$160
Estimated interest portion of rents	8
Total fixed charges	$168

Income:
Income from continuing operations before income taxes	$641
Fixed charges	168
Adjusted income	$809

Ratio of income to fixed charges	4.82

*         Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.